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                          Morgan, Lewis & Bockius LLP
                              1701 Market Street
                            Philadelphia, PA  19103



Christine J. Arasin
215.963.5050
carasin@morganlewis.com
------------------------
September 14, 2001


Via EDGAR and Federal Express

Russell Mancuso, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549-0306

Re:  Orthovita, Inc.
     Post-effective Amendment No. 1 to Registration Statement
     on Form S-3 filed August 17, 2001
     File No. 333- 47386
     -------------------

Dear Mr. Mancuso:

This letter is being submitted in response to the comments given by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission as set forth in your letter to Bruce A. Peacock, Chief Executive Officer of Orthovita, Inc. ("Orthovita"), dated August 22, 2001, with respect to Post-Effective Amendment No. 1 to the above-referenced registration statement (the "Registration Statement"). We have been authorized by Orthovita to provide the response contained in this letter on behalf of Orthovita.

For your convenience, we set forth the comment from your comment letter in bold typeface and include Orthovita's response below it.


     You may not deregister shares that have already been sold under the registration statement.

Pursuant to a telephone conversation that I had with Tom Jones of the Staff, Orthovita hereby requests that Post-Effective Amendment No. 1 to the Registration Statement be immediately withdrawn because it inadvertently deregistered 100,700 shares of common stock that had previously been sold under the Registration Statement. Orthovita plans to file with the Commission later today via EDGAR Post-Effective Amendment No. 2 to the Registration Statement, a copy of which is enclosed. Post-Effective Amendment No. 2
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Russell Mancuso
September 14, 2001
Page 2

will eliminate the reference made in Post-Effective Amendment No. 1 that Orthovita is deregistering shares that were previously sold under the Registration Statement.

Thank you for your consideration. If you have any further questions or comments, please contact me at 215-963-5050.

Sincerely,

/s/ Christine J. Arasin
Christine J. Arasin

Encl.
cc:  Mr. Bruce A. Peacock
     Mr. Joseph M. Paiva
     Stephen A. Jannetta, Esquire